Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Third Quarter 2011 Financial Results

BEIJING — November 21, 2011 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), a leading provider of content delivery network services in China, today announced its unaudited interim condensed consolidated financial results for the Company’s third quarter ended September 30, 2011.

Highlights for the Third Quarter of 2011

•                       Net revenues in the third quarter were RMB162.9 million (US$25.5 million), representing a 9.7% increase from the previous quarter, and 49.3% increase from the corresponding period in 2010.

•                       Operating profit in the third quarter was RMB8.5 million (US$1.3 million), compared to an operating income of RMB0.9 million in the second quarter of 2011 and loss of RMB34.7 million in the corresponding period in 2010.

•                       Adjusted EBITDA (Non-GAAP) was RMB32.9 million (US$5.2 million), a 5.5% increase from the previous quarter and 6.5% decrease from the corresponding period in 2010.

•                       Net income in the third quarter was RMB3.4 million (US$0.5 million), compared to net loss of RMB5.7 million in the second quarter and net loss of RMB37.7 million in the corresponding period in 2010.

•                       Adjusted net income (Non-GAAP) was RMB11.3 million (US$1.8 million) in the third quarter, compared to RMB10.6 million in the second quarter and RMB14.8 million in the corresponding period in 2010.

“We’re pleased to report a quarter of profitable growth, as we continue to build out our network to achieve critical mass and capture the opportunities emerging from the fast development of China’s Internet market in line with the Chinese government’s 12th Five-Year Plan,” said Mr. Song Wang, co-founder, Chairman and Chief Executive Officer of ChinaCache.

“To realize our vision, we will maintain our commitment to being the technology leader as we continue to improve CDN penetration rates. In the third quarter, we brought on top-level talent both in China and in our new research center in Silicon Valley. These key hires will give us a powerful competitive advantage in building the next-generation of content-aware network services,” Mr. Wang continued.

“We are pleased that ChinaCache posted strong results this quarter,” said Ms. Jackie You Kazmerzak, Chief Financial Officer of ChinaCache. “We successfully maintained our gross margin within the highest band amongst our peer group.  We remain optimistic about our long-term growth potential, and will continue to take a long-term view towards making strategic investments in talent, technology and network reach.”

Financial Results for the Third Quarter of 2011

Net revenues for the third quarter 2011 were RMB162.9 million (US$25.5 million), representing a 9.7% increase from the second quarter of 2011 and a 49.3% increase from the corresponding period in 2010.

Cost of revenues for the quarter increased by 9.0% quarter-over-quarter and 45.3% year-over-year to RMB112.2 million (US$17.6 million).  Cost of revenues as a percentage of net revenues was 68.9%, compared to 70.8% in the corresponding period in 2010.  Non-GAAP gross profit as a percentage of net revenues, which excludes share-based compensation and depreciation and amortization expenses, was 41.9%, compared to 42.0% in the second quarter and 49.3% in the corresponding period in 2010.

Sales and marketing expenses for the quarter increased by 7.3% from the previous quarter to RMB18.6 million (US$2.9 million) and decreased by 33.9% year-over-year. Non-GAAP sales and marketing expenses, which exclude share-based compensation expenses, were RMB15.9 million (US$2.5 million), an 8.2% increase from the previous quarter and a 58.1% increase from the corresponding period in 2010.

General and administrative expenses for the quarter increased by 1.4% over the previous quarter to RMB12.4 million (US$1.9 million) and decreased by 37.2% year-over-year. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were RMB11.8 million (US$1.9 million), a 25.4% increase from the previous quarter and a 117.0% increase from the corresponding period in 2010.

Research and development expenses for the quarter increased by 18.4% over the previous quarter to RMB10.8 million (US$1.7 million) and decreased by 8.2% year-over-year.  Non-GAAP research and development expenses, which exclude share-based compensation expenses, were RMB9.6 million (US$1.5 million), a 20.8% increase from the previous quarter and a 156.2% increase from the corresponding period in 2010.

Total share-based compensation expenses, which were allocated to related costs of revenues and operating expense line items, were RMB5.6 million (US$0.9 million) in the third quarter of 2011, compared to RMB7.7 million in the previous quarter and RMB47.5 million in the corresponding period in 2010.

Operating profit was RMB8.5 million (US$1.3 million) in the third quarter of 2011, compared to an operating profit of RMB0.9 million in the previous quarter and an operating loss of RMB34.7 million in the corresponding period in 2010.  Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB14.5 million (US$2.3 million), a 0.4% decrease from RMB14.5 million in the second quarter and a 26.6% decrease from RMB19.8 million in the corresponding period in 2010.  Non-GAAP operating margin, which represents non-GAAP operating profit as a percentage of total net revenues, for the quarter was 8.9%, compared to 18.1% in the corresponding period in 2010.

Income tax expense was RMB3.4 million (US$0.5 million) in the third quarter of 2011, compared to income tax expense of RMB3.5 million in the second quarter of 2011 and RMB4.1 million in the corresponding period in 2010.

Net income was RMB3.4 million (US$0.5 million) in the third quarter of 2011, compared to a net loss of RMB5.7 million in the second quarter of 2011 and a net loss of RMB37.7 million in the corresponding period in 2010. Basic and diluted earnings per American depositary share (“ADS”) for the third quarter of 2011 was RMB0.14 (US$0.02) and RMB0.14 (US$0.02) respectively, compared to basic and diluted loss per ADS of RMB0.23 in the second quarter of 2011 and basic and diluted loss per ADS of RMB8.78 in the corresponding period in 2010. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (Non-GAAP), defined as net income before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post-acquisition settlement consideration, was RMB11.3 million (US$1.8 million), compared to an adjusted net income of RMB10.6 million in the second quarter of 2011 and RMB14.8 million in the corresponding period in 2010.  Non-GAAP basic and diluted earnings per ADS for the third quarter of 2011 were RMB0.47 (US$0.07) and RMB0.46 (US$0.07), respectively.

Adjusted EBITDA (Non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration, was RMB32.9 million (US$5.2 million), compared to an adjusted net income of RMB31.1 million in the second quarter of 2011 and RMB35.1 million in the corresponding period in 2010.

Capital Resources

As of September 30, 2011, the Company had cash and cash equivalents of RMB417.7 million (US$65.5 million).  In addition, the Company had an available—for—sale investment amounting to RMB97.7 million (US$15.3 million) in an RMB denominated short term fixed income fund which is presented within non-current assets. The capital expenditures for the third quarter of 2011 were RMB20.9 million (US$3.3 million).

Under the share repurchase program announced in late June 2011, as of market close on September 30, 2011, ChinaCache had repurchased 831,666 ADSs for approximately US$6.0 million at an average price of US$7.21 per ADS. The Company currently has approximately 23.6 million ADSs outstanding.

Financial Results for the First Nine Months of 2011

Net revenues in the first nine months of 2011 were RMB447.7 million (US$70.2 million), representing a 60.2% increase from the corresponding period in 2010.

Cost of revenues in the first nine months of 2011 increased by 57.6% year-over-year to RMB308.5 million (US$48.4 million). Cost of revenues as a percentage of net revenues was 68.9% compared to 70.1% in the corresponding period in 2010.

Sales and marketing expenses in the first nine months of 2011 were RMB49.8 million (US$7.8 million), representing a decrease of 10.7% from the previous year. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, were RMB42.8 million (US$6.7 million), a 43.5% increase from the previous year.

General and administrative expenses in the first nine months of 2011 were RMB40 million (US$6.3 million), representing an increase of 9.8% from the previous year. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were RMB32.3 million (US$5.1 million) in 2011, a 106.8% increase from the previous year.

Research and development expenses in the first nine months of 2011 were RMB27.6 million (US$4.3 million), representing an increase of 25.0% from the previous year. Non-GAAP research and development expenses, which exclude share-based compensation expenses, were RMB24.5 million (US$3.8 million), a 130.8% increase from the previous year.

Total share-based compensation expenses in the first nine months of 2011, which were allocated to related costs of revenues and operating expense line items, were RMB20.7 million (US$3.2 million), compared to RMB69.0 million (US$10.8 million) in the previous year.

Operating profit in the first nine months of 2011 was RMB14.6 million (US$2.3 million), as compared to a loss of RMB68.2 million (US$10.7 million) in the corresponding period in 2010. Non-GAAP operating profit, which excludes share-based compensation expenses and post-acquisition settlement consideration, was RMB42.5 million (US$6.7 million), compared to Non-GAAP operating profit of RMB38.5 million (US$6.0 million) in the first nine months of 2010.

Income tax expense in the first nine months of 2011 was RMB7.3 million (US$1.1 million), compared to income tax benefit of RMB7.7 million (US$1.2 million) in the previous year.

Net income in the first nine months of 2011 was RMB0.9 million (US$0.1 million), compared to a net loss of RMB 61.9 million (US$9.7 million) in 2010. Basic and diluted earnings per ADS for the first nine months in 2011 were RMB0.04 (US$0.01) and RMB0.04 (US$0.01), respectively.

Adjusted net income (Non-GAAP) was RMB33.5 million (US$5.3 million) in 2011, compared to an adjusted net income of RMB43.4 million (US$6.8 million) in the first nine months in 2010. Non-GAAP basic earnings per ADS for the first nine months of 2011 amounted to RMB1.39 (US$0.2).

Adjusted EBITDA (Non-GAAP) was RMB93.5 million (US$14.7 million) in the first nine months of 2011, representing a 12.0% increase from the previous year.

Outlook for the Company’s Fourth Quarter of 2011

ChinaCache currently expects to generate total net revenues ranging from RMB175 million (US$27.4 million) to RMB180 million (US$28.2 million) for the fourth quarter of 2011, representing approximately a 41% to 45% year-over-year increase from the corresponding period of 2010, and approximately a 7% to 11% quarter-over-quarter increase from the previous quarter.  This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss the results at 8:30 PM Eastern Time (ET) on November 21, 2011, which corresponds to 9:30 AM Beijing time on November 22, 2011.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (646) 2543-515

•                  U.S. toll free number: +1 (855) 500-8701

•                  Hong Kong dial-in number: +852 3051-2745

•                  China dial-in number: 400-1200-654

•                  International dial-in number: +65 6723-9385

•                  Conference ID: 2453-2834

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.ChinaCache.com.

A replay of the conference call will also be available until November 28, 2011 by dialing:

•                  U.S. dial-in number: +1 (718) 3541-232

•                  U.S. toll free number: +1 (866) 214-5335

•                  China dial-in number: 400-6920-026

•                  International dial-in number: +61 (2) 8235-5000

•                  Conference ID: 2453-2834

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is a leading provider of content delivery network services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, adjusted net income (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP cost of revenues, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP gross profit, the Company excludes depreciation and amortization expenses and share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as net income (loss) before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions and post acquisition settlement consideration and other expenses that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       they do not reflect income taxes or the cash requirements for any tax payments;

•                       although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader.  Unless otherwise noted, all translations from RMB to U.S. dollar are based on the effective exchange rate of 6.3780 as of September 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2010, as filed with the Securities and Exchange Commission on April 21, 2011, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report for fiscal year 2010.  Our actual results of operations for the third quarter of 2011 are not necessarily indicative of our operating results for any future periods.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Among other things, the outlook for the fourth quarter of 2011 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Ms. Yue YU		Ms. Cindy ZHENG
Brunswick Group LLP		Brunswick Group LLP
Tel:	+86 (10) 6566-2256	Tel:	+1 (212) 333-3810
Email:	chinacache@brunswickgroup.com	Email:	chinacache@brunswickgroup.com

FINANCIAL TABLES

•                  Unaudited Condensed Consolidated Balance Sheets

•                  Unaudited Condensed Consolidated Statements of Operations

•                  Supplementary Financial Data

•                  Supplementary Operating Metrics

•                  Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of June 30	As of Sept. 30	As of Sept. 30
	2011	2011	2011
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	446,010	417,692	65,489
Accounts receivable, net	165,153	177,232	27,788
Prepaid expenses and other current assets	22,082	20,463	3,208
Deferred tax assets	4,058	4,595	720
Amount due from related parties	48,654	48,654	7,628
Total current assets	685,957	668,636	104,833

Non-current assets
Investment at cost	—	6,254	981
Available-for-sale investments	99,149	99,014	15,524
Property & equipment,net	155,614	159,350	24,984
Acquired intangible assets, net	95	57	9
Goodwill	16,989	16,989	2,664
Deferred tax assets	4,141	3,936	617
Long-term deposits	3,041	2,906	456
Total non-current assets	279,029	288,506	45,235

Total Assets	964,986	957,142	150,068

LIABILITIES AND SHAREHOLDERS’ EQUITY(DEFICIT)
Current Liabilities
Accounts payable	72,568	83,489	13,090
Accrued employee benefits	26,613	24,098	3,778
Accrued expenses and other payables	49,284	52,381	8,213
Income tax payable	29,417	33,889	5,313
Liabilities for uncertain tax positions	27,236	27,739	4,349
Deferred tax liabilities	24	14	2
Dividend payable	130	130	20
Amounts due to related parties	57,705	59,150	9,274
Current portion of capital lease obligations	8,182	6,063	951
Total current liabilities	271,159	286,953	44,990

Non-current liabilities
Non-current portion of capital lease obligations	999	—	—
Amounts due to related parties	5,792	3,956	620
Total non-current liabilities	6,791	3,956	620

Total Liabilities	277,950	290,909	45,610

Total Shareholders’ equity	687,036	666,233	104,458

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	964,986	957,142	150,068

Condensed Consolidated Statements of Operations

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Sept 30, 2010	June 30, 2011	Sept 30, 2011	Sept 30, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	109,065	148,413	162,879	25,538
Cost of revenues	(77,250)	(102,914)	(112,223)	(17,595)

Gross profit	31,815	45,499	50,656	7,943
Sales & marketing expenses	(28,090)	(17,304)	(18,561)	(2,910)
General & administrative expenses	(19,698)	(12,195)	(12,367)	(1,939)
Research & development expenses	(11,717)	(9,084)	(10,755)	(1,686)
Post-acquisition settlement consideration	(7,034)	(6,024)	(500)	(78)

Operating income/(loss)	(34,724)	892	8,473	1,330
Interest income	93	809	378	59
Interest expense	(1,072)	(1,233)	(1,249)	(196)
Other income /(expense)	180	(668)	735	115
Foreign exchange gain/(loss), net	1,914	(1,934)	(1,547)	(243)

Income/(loss) before income tax	(33,609)	(2,134)	6,790	1,065
Income tax expense	(4,109)	(3,546)	(3,377)	(529)

Net income/(loss)	(37,718)	(5,680)	3,413	536

Accretion of redeemable convertible preferred shares to redemption value	(16,430)	—	—	—
Effect of foreign exchange rate movement of redeemable convertible preferred shares	7,783	—	—	—

Net income/(loss) attributable to ordinary shareholders	(46,365)	(5,680)	3,413	536

Earnings/(loss) per ordinary share:
Basic	(0.55)	(0.01)	0.01	0.00
Diluted	(0.55)	(0.01)	0.01	0.00

Earnings/(loss) per ADS:
Basic	(8.78)	(0.23)	0.14	0.02
Diluted	(8.78)	(0.23)	0.14	0.02

Weighted average number of ordinary shares used in earnings/(loss) per share computation:
Basic	84,475,892	388,305,437	383,190,759	383,190,759
Diluted	84,475,892	388,305,437	392,272,524	392,272,524

Pro forma earnings/(loss) per ordinary share (unaudited):
Basic	0.13	n/a	n/a	n/a
Diluted	0.13	n/a	n/a	n/a

Pro forma earnings/(loss) per ADS (unaudited):
Basic	2.08	n/a	n/a	n/a
Diluted	2.08	n/a	n/a	n/a

Weighted average number of ordinary shares used in pro forma earnings/(loss) per share computation (unaudited):
Basic	290,041,317	n/a	n/a	n/a
Diluted	290,041,317	n/a	n/a	n/a

Supplementary Financial Data

(amounts in thousands, except for percentages)

	For the Three Months Ended
	Sept 30, 2010	June 30, 2011	Sept 30, 2011	Sept 30, 2011
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues breakdown:
Bandwidth, co-location and storage fees	48,104	80,093	89,929	14,100
Depreciation of network equipment and amortization of acquired intangible assets	14,322	15,706	16,457	2,580
Payroll and other compensation costs of network operations personnel	11,438	4,129	4,520	709
Other cost of revenues	3,386	2,986	1,317	206
Total cost of revenues	77,250	102,914	112,223	17,595

Allocation of share-based compensation expenses:
Cost of revenues	7,192	1,091	1,111	174
Sales and marketing expenses	18,026	2,606	2,654	416
General and administrative expenses	14,282	2,827	616	97
Research and development expenses	7,977	1,152	1,172	184
Total share-based compensation expenses	47,477	7,676	5,553	871

Depreciation and amortization expenses:
Cost of revenues	14,810	15,706	16,457	2,580
Sales and marketing expenses	208	158	216	34
General and administrative expenses	175	219	176	28
Research and development expenses	44	516	490	77
Total depreciation and amortization expenses	15,237	16,599	17,339	2,719

Capital expenditures, related to additions of property and equipment	5,556	1,790	20,874	3,273
As a percentage of net revenues	5.1%	1.1%	12.8%	12.8%

Supplementary Operating Metrics

(Unaudited)

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sept 30, 2011

Revenues breakdown by industry verticals

Internet and software	30%	26%	23%	20%	21%	23%	22%
Mobile internet	16%	15%	18%	21%	19%	16%	17%
Media and entertainment	24%	29%	29%	30%	31%	31%	31%
Enterprises and e-commerce	25%	26%	27%	25%	26%	27%	26%
Government agencies	5%	4%	3%	4%	3%	3%	4%
Total	100%	100%	100%	100%	100%	100%	100%

Revenue contributed by Top 5 customers as a percentage of net revenues	35%	32%	33%	37%	37%	33%	32%

Number of active customers at period end	319	418	454	504	569	617	683

Number of employees at period end	245	289	319	345	408	442	506

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands of RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sep 30, 2010	June 30, 2011	Sep 30, 2011
	RMB	RMB	RMB

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post acquisition settlement consideration

Net income /(loss)	(37,718)	(5,680)	3,413
Depreciation	14,542	16,369	17,301
Amortization	695	230	38
Interest expense	1,072	1,233	1,249
Interest income	(93)	(809)	(378)
Income tax expense	4,109	3,546	3,377
Share-based compensation	47,477	7,676	5,553
Foreign exchange (gain) / loss	(1,914)	1,934	1,547
Penalties on uncertain tax positions	(67)	624	252
Post acquisition settlement consideration	7,034	6,024	500
Adjusted EBITDA	35,137	31,147	32,852
Margin%	32.2%	21.0%	20.2%
QoQ growth	26.5%	5.7%	5.5%
YoY growth	84.6%	12.1%	-6.5%

Adjusted net income — defined as net income before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, and post acquisition settlement consideration

Net income / (loss)	(37,718)	(5,680)	3,413
Share-based compensation	47,477	7,676	5,553
Foreign exchange (gain) / loss	(1,914)	1,934	1,547
Penalties on uncertain tax positions	(67)	624	252
Post acquisition settlement consideration	7,034	6,024	500
Adjusted net income	14,812	10,578	11,265
Margin%	13.6%	7.1%	6.9%
QoQ growth	-41.1%	-9.5%	6.5%
YoY growth	22687.4%	-57.9%	-23.9%

	For the Three Months Ended
	Sep 30, 2010	June 30, 2011	Sep 30, 2011
Non-GAAP gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization

Gross profit	31,815	45,499	50,656
Plus: depreciation and amortization	14,810	15,706	16,457
Plus: Share-based compensation	7,192	1,091	1,111
Non-GAAP gross profit	53,817	62,296	68,224
Margin%	49.3%	42.0%	41.9%
QoQ growth	14.8%	4.9%	9.5%
YoY growth	57.6%	32.9%	26.8%

Non-GAAP cost of revenues — defined as cost of revenues before share-based compensation expense

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense

Sales & marketing expenses	28,090	17,304	18,561
Minus: Share-based compensation	(18,026)	(2,606)	(2,654)
Non-GAAP sales & marketing expenses	10,064	14,698	15,907
% of net revenues	9.2%	9.9%	9.8%
QoQ growth	-15.1%	20.3%	8.2%
YoY growth	46.8%	24.0%	58.1%

General & administrative expenses	19,698	12,195	12,367
Minus: Share-based compensation	(14,282)	(2,827)	(616)
Non-GAAP general & administrative expenses	5,416	9,368	11,751
% of net revenues	5.0%	6.3%	7.2%
QoQ growth	30.9%	-15.9%	25.4%
YoY growth	1.7%	126.4%	117.0%

Research & development expenses	11,717	9,084	10,755
Minus: Share-based compensation	(7,977)	(1,152)	(1,172)
Non-GAAP research & development expenses	3,740	7,932	9,583
% of net revenues	3.4%	5.3%	5.9%
QoQ growth	6.3%	13.9%	20.8%
YoY growth	3.3%	125.5%	156.2%

Non-GAAP operating profit/(loss) — defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration

Operating income / (loss)	(34,724)	892	8,473
Plus: Share-based compensation	47,477	7,676	5,553
Plus: Post acquisition settlement consideration	7,034	6,024	500
Non-GAAP operating profit	19,787	14,592	14,526
Margin%	18.1%	9.8%	8.9%
QoQ growth	51.7%	9.3%	-0.4%
YoY growth	1094.9%	11.9%	-26.6%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income divided by weighted average number of ordinary shares

Adjusted net income	14,812	10,578	11,265
Weighted average number of ordinary shares used in earnings per share computation:
Basic	84,475,892	388,305,437	383,190,759
Diluted	96,171,589	402,645,843	392,272,524
Earnings per ordinary share:
Basic	0.18	0.03	0.03
Diluted	0.15	0.03	0.03
Earnings per ADS:
Basic	2.81	0.44	0.47
Diluted	2.46	0.42	0.46